Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: JUNE 2004

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

EXHIBIT INDEX

Exhibit

Description of Exhibit

1

News Release – Petro-Canada Commences Cash Tender Offer for Prima Energy Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

            /s/ Hugh L. Hooker

Date:  June 24, 2004

Name:

Hugh L. Hooker

Title:

Associate General Counsel

   and Corporate Secretary

Exhibit 1

For Immediate Release

June 24, 2004

Petro-Canada Commences Cash Tender Offer For Prima Energy Corporation

Calgary, Alberta — Petro-Canada (TSX: PCA, NYSE: PCZ) today announced that an indirect, wholly-owned subsidiary (Raven Acquisition Corporation) has commenced a cash tender offer for all outstanding shares of Prima Energy Corporation (Nasdaq:PENG) at $39.50 per share. This follows the announcement on June 9, 2004 that Petro-Canada had reached a definitive agreement to acquire all outstanding Prima shares.

Petro-Canada’s offer to purchase shares is subject to the tender of a majority of Prima’s outstanding common shares on a fully diluted basis, and other customary conditions. Unless the tender offer is extended, the tender offer and withdrawal rights will expire at 5:00 p.m., New York City time, on July 22, 2004.

The boards of directors of both Petro-Canada and Prima have unanimously approved the transaction and the Prima board of directors has recommended that shareholders of Prima accept the offer. Prima directors, senior executives and a principal shareholder, who together hold approximately 21.9% of the outstanding shares, have agreed to tender their shares into the offer.

The purpose of the tender offer is to acquire control of the entire equity interest in Prima. Following completion of the tender offer, Petro-Canada intends to merge Raven Acquisition Corp. with and into Prima to acquire all Prima shares not tendered in the tender offer. Any Prima stockholders who do not tender their shares will receive the same cash price per share paid in the tender offer subject to the right to pursue appraisal under Delaware law.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials filed by Petro-Canada, Petro-Canada (US) Holdings Ltd, a direct wholly-owned subsidiary of Petro-Canada, and Raven Acquisition Corp with the Securities and Exchange Commission.  Copies of the Offer to Purchase, Letter of Transmittal and other related materials, and copies of the Solicitation/Recommendation Statement on Schedule 14D-9 being filed with the SEC by Prima, are available from Georgeson Shareholder Communications Inc., the information agent for the tender offer at (800) 248-5167 (Toll-Free).  Banks and brokers are asked to call (212) 440-9800.  The dealer manager for the offer is Harris Nesbitt Corp.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. Its common shares trade on the Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

Prima Energy Corporation is a Denver-based oil and gas company engaged in the exploration for, acquisition, development and production of crude oil and natural gas. Through wholly-owned subsidiaries, Prima is also engaged in oilfield services and natural gas gathering, marketing and trading. The company’s current activities are conducted in the Rocky Mountain region of the United States.

Investor and analyst inquiries:

Gordon Ritchie

Derek De Leon

Senior Director, Investor Relations

Senior Advisor, Investor Relations

Tel. (403) 296-7691

Tel. (403) 296-3319

email: gritchie@petro-canada.ca

email: ddeleon@petro-canada.ca

Media inquiries:

Michelle Harries

Senior Media Advisor, Communications

(403) 296-3648

Legal Notice – forward looking information

This document contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as "plan", "anticipate", "intend", "expect", "estimate", "budget" or other similar wording. Forward looking statements include but are not limited to: references to future capital and other expenditures; drilling plans; construction activities; the submission of development plans; seismic activity; refining margins; oil and gas production levels and the sources of growth thereof, results of exploration activities and dates by which certain areas may be developed or may come on-stream; retail throughputs; pre-production and operating costs; reserves estimates; reserves life; natural gas export capacity; and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada. These other factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission ("SEC").

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained herein are made as of the date of this document, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF PRIMA.  PETRO-CANADA, PETRO-CANADA (US) HOLDINGS LTD. AND RAVEN ACQUISITION CORP. HAVE FILED A TENDER OFFER STATEMENT ON SCHEDULE CONTAINING AN OFFER TO PURCHASE, FORM OF LETTER OF TRANSMITTAL AND OTHER DOCUMENTS RELATING TO THE TENDER OFFER, AND PRIMA WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE TENDER OFFER WITH THE SEC.  THESE DOCUMENTS, WHICH ARE BEING MAILED TO PRIMA STOCKHOLDERS, CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND PRIMA STOCKHOLDERS ARE URGED TO READ THEM CAREFULLY AND IN THEIR ENTIRETY.  PRIMA STOCKHOLDERS MAY OBTAIN A FREE COPY OF THESE DOCUMENTS AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.  DOCUMENTS MAY ALSO BE OBTAINED FROM THE INFORMATION FOR THE TENDER OFFER, GEORGESON SHAREHOLDER COMMUNICATIONS INC., 17 STATE STREET, 10TH FLOOR, NEW YORK, NY 10004, (212) 440-9800 (BANKS AND BROKERS) OR (800) 248-5167 (ALL OTHERS).